Exhibit 107
Calculation of Filing Fee Tables

SC TO-T
(Form Type)

Sharps Compliance Corp.
(Name of Subject Company – Issuer)

Raven Houston Merger Sub, Inc.
(Names of Filing Persons — Offeror)

Raven Buyer, Inc.
(Names of Filing Persons — Parent of Offeror)

Table 1: Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$178,428,836.25	0.0000927	$16,540.35
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$178,428,836.25
Total Fees Due for Filing			$16,540.35
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$16,540.35

*
The transaction valuation is estimated for purposes of calculating the amount of the filing fee only.  The transaction valuation was estimated by multiplying (i) 20,391,867 Shares (which is based on the following information provided by Sharps Compliance Corp. (“Sharps”) as of July 22, 2022: (1) 19,787,790 issued and outstanding shares of common stock of Sharps to be acquired by Raven Buyer, Inc., par value $0.01 per share (the “Shares”), including (A) 83,320 Shares issuable upon the settlement of unvested restricted stock awards that are granted to employees under the Sharps Compliance Corp. 2010 Stock Plan, and (B) 14,766 Shares issuable upon the settlement of unvested restricted stock awards that are granted to directors under the Sharps Compliance Corp. 2010 Stock Plan, plus (3) 604,077 Shares issuable upon exercise of stock options), by (ii) the net offer price of $8.75 per Share.  The calculation of the transaction value is based on information provided by Sharps as of July 22, 2022.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2022 beginning on October 1, 2021, issued on August 23, 2021, by multiplying the transaction valuation by 0.0000927.